

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

Jeff Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

      Re: **KB Home**
          Form 10-K for the Fiscal Year Ended November 30, 2018
          Filed January 24, 2019
          File No. 001-09195

Dear Mr. Kaminski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing and
                  Construction